TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Contract With India To Provide Uranium For Electricity Generation

Saskatoon, Saskatchewan, Canada, April 15, 2015 . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that Cameco Inc. has signed a supply agreement with the Department of Atomic Energy of India to provide 7.1 million pounds of uranium concentrate under a long-term contract through 2020.

The contract is Cameco Inc.’s first with India which is the world’s second fastest growing market for nuclear fuel. India operates 21 nuclear reactors providing 6,000 megawatts of nuclear capacity meeting about 3% of the country’s electricity needs. Another six reactors totalling 4,300 megawatts are under construction and scheduled to come online by 2017. By 2032, India expects to have 45,000 megawatts of nuclear capacity.

“This contract opens the door to a dynamic and expanding uranium market,” said Tim Gitzel, Cameco’s president and CEO. “Much of the long-term growth we see coming in our industry will happen in India and this emerging market is key to our strategy.’’

Export of Canadian uranium to India for the generation of electricity is authorized by the Canada-India Nuclear Co-operation Agreement which came into force in September 2013.

“We thank Prime Minister Stephen Harper and Saskatchewan Premier Brad Wall whose strong support laid the groundwork for this agreement,” said Gitzel. “We expect it will lead to growing trade in nuclear products and services between our nations for the generation of clean nuclear electricity.”

Profile

Department of Atomic Energy of India

India’s Department of Atomic Energy (DAE) is engaged in the development of nuclear power technology, applications of radiation technologies in the fields of agriculture, medicine, industry and basic research. DAE comprises five research centers, three industrial organizations, five public sector undertakings and three service organizations.

Cameco

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

- End -

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190